Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the nine months ended March 31,
	2010	2009
Earnings:
Income before income (loss) tax expense	$2,419	$(5,563)
Add:
Equity (earnings) losses from affiliates	(271)	369
Dividends received from affiliates	190	157
Fixed charges, excluding capitalized interest	931	892
Amortization of capitalized interest	60	35

Total earnings available for fixed charges	$3,329	$(4,110)

Fixed charges:
Interest on debt and finance lease charges	$761	$690
Capitalized interest	35	45
Interest element on rental expense	170	202

Total fixed charges	$966	$937

Ratio of earnings to fixed charges	3.5	* *

**	Earnings did not cover fixed charges by $5.0 billion during the nine months ended March 31, 2009 due to a non-cash impairment charge of $8.4 billion ($6.7 billion net of tax). (See Note 8 to the accompanying unaudited consolidated financial statements for further discussion)